SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2005 JAN -4 P 3:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

05005072

20 December 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	18-Dec-2004 16:17:26
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	ACQUISITION OF ADDITIONAL SHARES IN INDUSTRIAL PARK COMPANIES FROM COMPANIES IN TEMASEK GROUP
Description	
Attachments:	Ann-IndustrialPark-Dec2004.pdf Total size = **9K** (2048K size limit recommended)

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SEMBCORP INDUSTRIES LTD

ACQUISITION OF ADDITIONAL SHARES IN INDUSTRIAL PARK COMPANIES FROM COMPANIES IN TEMASEK GROUP

SembCorp Industries ("SCI") wishes to announce that its wholly-owned subsidiary, SembCorp Parks Holdings Ltd ("SCP") had entered into a Sale & Purchase Agreement with Seletar Investments Pte Ltd and Hong Lim Investments Pte Ltd for the acquisition of shares:-

Name of Company	Percentage Shareholding acquired	Total Shareholding held by SCI Group after acquisition
Vietnam Singapore Industrial Park Pte Ltd ("VSIP")	8.77%	70.75%
Singapore-Wuxi Investment Holdings Pte Ltd ("SWIH")	14.18%	92.58%
SembCorp Parks Management Pte Ltd ("SPM")	5%	56%

Rationale
The above transaction simplifies the shareholding and management structure and allows the Group to enhance shareholders' value.

Consideration
The total consideration of Singapore Dollar Nine Hundred and Seventy-five Thousand and Ten (S$ 975,010.00) was arrived on a willing-buyer-willing-seller basis. The share of the Unaudited Net Tangible Asset ("NTA") / Unaudited Net Tangible Liabilities ("NTL") of the 3 companies acquired in this transaction as at 1 July 2004 are as follows:-

Name of Company	Share of NTA/(NTL) acquired
VSIP	$3,599,000
SWIH	($2,873,000)
SPM	$219,000

The acquisition of this investment was funded internally and does not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share.

By Order Of The Board

Linda Hoon Siew Kin
Group Company Secretary

18 December 2004